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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  April 7, 2004


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                      China Life Insurance Company Limited
                 (Translation of registrant's name into English)


                                16 Chaowai Avenue
                                Chaoyang District
                              Beijing 100020, China
                             Tel: (86-10) 8565-9999
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F ..X... Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

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On April 7, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.



                               EXHIBIT LIST
                               ------------

Exhibit    Description

99.1       Statement, dated April 6, 2004.



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                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       China Life Insurance Company Limited
                                  ----------------------------------------------
                                                     (Registrant)

                         By:                     /s/ Miao Fuchun
                                  ----------------------------------------------
                                                     (Signature)

                         Name:    Miao Fuchun
Date: April 7, 2004      Title:   Director and Vice President

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                                                                    EXHIBIT 99.1


                                 [Company Logo]

                      CHINA LIFE INSURANCE COMPANY LIMITED
                            [Company name in Chinese]
      (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code : 2628)

                                  ANNOUNCEMENT

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   This  announcement  relates to the audit findings of the National  Audit
   Office of China ("CNAO") on China Life Insurance (Group) Company ("CLIC").
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References are made to our earlier announcements dated February 3 and March 17,
2004 regarding the audit findings of CNAO.

It was reported in our previous announcements that CNAO had conducted a routine audit review of the affairs of CLIC for the period up to 2002, prior to the restructuring. China Life Insurance Company Limited (the "Company") has on April 5, 2004 received from our controlling shareholder, CLIC, a copy of the audit report dated March 30, 2004 issued by CNAO (the "CNAO audit report") to CLIC.

The CNAO audit report found that (i) CLIC had made certain investments not permitted by the Insurance Law of the People's Republic of China, made use of individual agents that were not legally qualified and certain of its branches carried out activities, including making overpayments upon the refund of premiums and annuity payments when due, that were not in compliance with the Insurance Law; (ii) certain branches had over or understated expenses and income resulting in underpayment of certain taxes; (iii) certain branches had kept certain funds as "private reserves" for expenditures including for the purchase of assets and payment of benefits to their employees; and (iv) CLIC had failed to pay certain taxes within the stipulated time.

The aggregate sum of unpaid taxes and fines now payable by CLIC under the CNAO audit report amounts to approximately RMB 67.49 million (approximately US$ 8.15 million) (of which RMB 11.09 million being fines). Pursuant to the restructuring agreement dated September 30, 2003 entered into between the Company and CLIC, CLIC will be responsible for all liabilities arising from the CNAO audit report. The Company is considering the report and its implications on the Company in greater detail and will make further announcement(s) in this regard.

The board of directors of the Company (the "Board") confirms that save as disclosed above, there are no other matters which are discloseable under Rule
13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares in the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

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                                                Commission File Number 001-31914


                                                    By Order of the Board of
                                            China Life Insurance Company Limited
                                                    Heng Kwoo Seng
                                                    Company Secretary

The Board comprises of:

Wang Xianzhang (Executive director)
Miao Fuchun (Executive director)
Wu Yan (Non-executive director)
Long Yongtu (Independent non-executive director)
Chau Tak Hay (Independent non-executive director)

Hong Kong, April 6, 2004